UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 24, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Announces Board Decisions

June 24, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, hereby announces the decisions reached at the meeting of the Company’s Board of Directors held on June 24, 2022.

The Board adopted the following decisions:

●	to re-elect Felix Evtushenkov as Chairman of the Board of Directors and Regina von Flemming as Deputy Chairperson of the Board of Directors;

●	to confirm the status of Vyacheslav Nikolaev as executive director;

●	to confirm the status of Felix Evtushenkov and Artem Zassoursky as non-executive directors;

●	to confirm the status of Paul Berriman, Regina von Flemming, Shaygan Kheradpir, Thomas Holtrop, Nadia Shouraboura, and Valentin Yumashev as independent directors;

●	to establish the membership of the following committees under the Board of Directors: the Audit Committee; the Remuneration & Nomination Committee; the Committee on Corporate Governance and Environmental & Social Responsibility (ESG); the Strategy Committee; the Special Committee on Compliance Matters; the Special Project Committee for Co-locating Moscow-Based Employees in a Unified Office Space; and the Special Committee for Cloud & Infrastructure Development;

●	to approve the following membership of the MTS Management Board effective July 1, 2022:

o	Vyacheslav Nikolaev, President & CEO

o	Inessa Galaktionova, First Vice President for Telecommunications

o	Pavel Voronin, First Vice President for Technology

o	Alexey Barsegian, Vice President for Corporate & Legal Affairs

o	Victor Belov, Vice President for Technology (CTO)

o	Larisa Bodyagina, Vice President for Human Resources

o	Ilya Filatov, Vice President for Financial Services, MTS; and CEO, MTS Bank

o	Alexander Gorbunov, Vice President for Strategy & Development

o	Ruslan Ibragimov, Vice President for Government Relations

o	Farid Kamalov, Vice President for Retail Development

o	Andrey Kamensky, Vice President for Finance

o	Alexander Khanin, Vice President for Artificial Intelligence

o	Igor Mishin, Vice President for Media

o	Yury Samoylov, Vice President for Infrastructure Development, effective July 1, 2022

o	Olga Ziborova, Vice President for Ecosystem Development & Marketing.

Biography of new Management Board member Yury Samoylov

Since 2007, Yury Samoylov has led the cloud and commercial data-center provider DataLine LLC, which has been part of the Rostelecom Data Centers group of companies since 2020. From 2005 to 2007, he served as CEO of IBS DataFort; from 2000 to 2005 he held various senior positions at this company. Previously, he headed technical departments at Russian IT companies.

Mr. Samoylov graduated from the Bauman Moscow State Technical University; he holds an MBA from the RANEPA Graduate School of International Business as well as an EMBA from the Cranfield School of Management, Cambridge (UK).

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at https://ir.mts.ru/news_and_events/technology_news

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Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: June 24, 2022